PUBLIC TREATMENT REQUESTED

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square, Floor 14
(No. and Street)

(City) (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARNOLD SARABELLA 212 702 6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis and Noreman
(Name – *if individual, state last, first, middle name*)

One Linden Place, Suite 200	Great Neck	NY	10021-2640
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Sarabella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2021

Notary Public

Signature

Chief Financial Officer

Title

ANTHONY ADIPIETRO NOTARY PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Capital, LLC and Subsidiaries

(SEC I.D. No. 8-40742)

Consolidated Statement of Financial Condition

Reports of Independent Registered Public Accounting Firm

December 31, 2020

CONFIDENTIAL PURSUANT TO SEC RULE 17a-5(e) (3)

AS A PUBLIC DOCUMENT

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
Information Required by Rule 17a-5(e)(3)
December 31, 2020

Table of Contents

Financial Statements:

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition 2

Notes to Consolidated Financial Statement 3-16

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Brean Capital, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Brean Capital, LLC and Subsidiaries (collectively, the "Company") as of December 31, 2020, and the related notes (collectively referred to as the consolidated "financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Brean Capital, LLC and Subsidiaries as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Brean Capital, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Brean Capital, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brean Capital LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman LLP

We have served as Brean Capital, LLC and Subsidiaries' auditor since 2012.

Great Neck, NY

March 1, 2021

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2020

Assets:		
Cash and cash equivalents	$	34,652,595
Restricted cash		740,912
Receivable from broker-dealers and clearing organizations		143,036,317
Securities owned, at fair value (pledged as collateral with clearing organization)		736,663,762
Interest receivable		1,869,749
Interests in reverse mortgage loans		121,157,137
Investment in Synergy One Lending		8,426,326
Due from others		560,624
Due from affiliates		5,582,865
Prepaid expenses and other assets		2,825,206
Furniture and fixtures, equipment and leasehold improvements, net		1,056,483
Right of use assets		1,688,639
Security deposits		58,193
Total Assets	$	1,058,318,808
Liabilities:		
Securities sold, not yet purchased, at fair value	$	483,496,131
Securities sold under repurchase agreements		394,741,003
Accounts payable, accrued expenses and other liabilities		3,681,854
Compensation payable		23,437,569
Due to affiliates		238,789
Operating lease liabilities		1,810,656
Total Liabilities		907,406,002
Commitments and Contingencies		
Members' Equity		150,912,806
Total Liabilities and Members' Equity	$	1,058,318,808

The accompanying notes are an integral part of these consolidated financial statement

1. Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the National Association of Securities Dealers Automated Quotations ("NASDAQ") exchange. The Company operates as an introducing broker and has an agreement with a clearing broker to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii). The Company engages in several classes of services including trading of mortgage-backed securities and other fixed income instruments, which are primarily generated out of its New York headquarters along with approximately one third of the sales force residing in 15 branch offices throughout the United States. Its investment banking and syndicate underwriting business are primarily based in New York.

During 2019, the Company formed two special purpose entities, Nexus Reverse Investment Certificates LLC ("Nexus"), a wholly owned subsidiary of the Company, and Brean Asset Backed Securities, LLC ("BABS"), a wholly owned subsidiary of Nexus, to serve as a depositor of purchased collateral associated with reverse mortgage loans from various originators via a participation agent trust that would issue participation certificates to BABS and financed by a financial institution until securitization.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its consolidated financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification ("ASC") that was approved as being the single source of authoritative United States accounting and reporting standards other than guidance issued by the SEC. Certain amounts in the prior period consolidated financial statements have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the activity of the Company and its wholly owned subsidiaries, Nexus and BABS. All intercompany transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Restricted Cash
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2020, cash, cash equivalents and restricted cash of $35,393,507 were held at one financial institution which is $35,143,507 in excess of the Federal Deposit Insurance Corporation limit of $250,000. Restricted cash includes $740,912 of cash held in lieu of security deposits for its New York City and Boston offices.

Securities Owned
Securities transactions in regular-way trades are recorded on trade date, as if they had settled.

2. Summary of Significant Accounting Policies (Continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealers and clearing organizations on the consolidated statement of financial condition.

The Company’s securities inventory is primarily financed by third party clearing organizations and through repurchase agreements. The amount due from the clearing firm at December 31, 2020 is included in receivable from broker-dealers and clearing organizations whereas the amount financed through repurchase agreements is included in securities sold under repurchase agreements in the consolidated statement of financial condition.

Furniture and Fixtures, Equipment and Leasehold Improvements
Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is recorded using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Long-Lived Assets and Asset Impairment
Accounting Standards Update (“ASU”) 360-10, Impairment and Disposal of Long-Lived Assets provides guidance for impairments of assets that are held for use, held for sale and to be disposed of by other means. ASC 360-10 requires the use of fair value measurements for impairment of assets that are unique and not widely traded. A long-lived asset (group) that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable, (i.e., information indicates that impairment might exist). As a result, entities are not required to perform an impairment analysis (i.e., test the asset (group) for recoverability and potentially measure an impairment loss) if indicators of impairment are not present. Instead, entities would assess the need for an impairment write-down only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset (group) is present. Entities are responsible for routinely assessing whether impairment indicators are present and should have systems or processes to assist in the identification of potential impairment indicators. During the year, the Company determined that no assets held for use were impaired.

Derivatives
Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs"), which are forward mortgage-backed securities whose collateral remain "to be announced” until just prior to the trade settlement, along with futures and options. Options and futures are record at fair value whereas TBA financial instruments are recorded at the change in fair value in the consolidated statement of financial condition and are included within both securities owned and securities sold, not yet purchased. When a forward contract exists for securities purchased and sold on a when-issued basis (“when-issued securities”), such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. The unrealized gain or loss based on the change in fair value of derivatives is recorded in principal transactions in the consolidated statement of income on a trade date basis. In addition, in order to mitigate exposure to market risk, the Company enters into various options and futures contracts.

2. Summary of Significant Accounting Policies (Continued)

Lease Expense

In accordance with Accounting Standard Codification (ASC 842), *Leases*, the Company has included on its consolidated statement of financial condition an asset (right of use asset) and liability (lease obligation) arising from operating leases. The amount of the lease liability was calculated as the present value of remaining lease payments. The amount of the right of use asset also reflects the present value of unpaid lease payments, but may also reflect any initial direct costs, prepaid lease payments, straight-line adjustments and lease incentives. Consequently, the amount of the lease asset may not equal the amount of lease liability. For leases with a maximum possible term (including any options to extend) of 12 months or less, the Company recognizes the lease payments on a straight-line basis over the lease term and variable payments in the period in which the obligation for those payments is incurred. The Company records a single monthly lease expense, combining the unwinding of the discount on the lease liability with the amortization of the right of use asset, on a straight-line basis.

State Filing Fees, Local Income Taxes and Other

The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax (“UBT”) which is four percent of net income excluding a provision for state filing fees and local income taxes after adjusting for non-deductible compensation to members and certain exclusions. In addition, the Company is subject to various states’ partnership income taxes where it conducts business. For the year ended December 31, 2020, the Company recorded state filing fees and local income taxes of $1,317,289 in the consolidated statement of income.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to such tax examinations by taxing authorities for years prior to the three-year statute of limitations.

Recent Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, *Investments – Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815).* The statement clarifies the subsequent measurement when there is a change in level of ownership or degree of influence. The investment in common stock of an investee that was previously accounted for on other than the equity method may become qualified for use of the equity method by an increase in the level of ownership may add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Conversely, an investment in voting stock of an investee may fall below the level of ownership from the sale of a portion of an investment, or other transactions and the investor may thereby lose the ability to influence policy should discontinue accruing its share of the earnings or losses of the investee for an investment that no longer qualifies for the equity method. The earnings or losses that relate to the stock retained by the investor and that were previously accrued shall remain as a part of the carrying amount of the investment. The investment account shall not be adjusted retroactively. The standard becomes effective for fiscal years beginning after December 15, 2021 for non-public entities. The Company has not evaluated the potential impact of the new provisions on the Company’s consolidated financial statements.

2. Summary of Significant Accounting Policies (Continued)

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses valuation account should be deducted from the amortized cost basis of the financial asset(s) and presented at net carrying value. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The standard becomes effective for fiscal years beginning after December 15, 2021. The Company does not expect the adoption of ASU 2016-13 to have a material impact on the Company's consolidated financial statements.

In February 2016 FASB issued ASU 2016-02, and in July 2018 issued *Leases (Topic 842);* ASC 2018-10, *Codification Improvements to Topic 842, Leases*; Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of twelve months or less. All other leases will fall into one of two categories. The first category, financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments. Interest on the liability will be recognized separately from amortization of the asset. Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows. The second category, operating leases, will also require the recognition of an asset and liability measured at the present value of the lease payments and recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis. The codification standard provides guidance on residual value guarantees, rate implicit in the leases, lessee reassessment of lease classification, variable lease payments that depend on an index or a rate, lease term and purchase option, impairment of net investment in the lease, and effect of initial direct costs on rate implicit in the lease, and other various topics. The standard becomes effective for fiscal years beginning after December 15, 2021. The Company adopted this standard in 2019.

In October 2018, the FASB issued ASU 2018-16, *Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) rate as a benchmark interest rate for hedging accounting purposes.* The amendments in this Update permit the OIS rate based on SOFR as a U.S. benchmark interest rate. Including the OIS rate based on SOFR as an eligible benchmark interest rate during the early stages of the marketplace transition will facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. The ASU amendments became effective concurrently with adoption of *ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.* The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

3. Receivable From/Payable to Broker-Dealers and Clearing Organizations

The Company maintains master netting clearing agreements that settles its trading receivables and payables on a net basis. Amounts receivable from broker-dealers and clearing organizations and at December 31, 2020 consist of the following:

	Receivable
Clearing and margin deposits - cash	$ 6,709,579
Receivable from clearing organizations	136,326,737
	$ 143,036,317

4. Fair Value Measurements

FASB Accounting Standard Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1, which are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

Level 1 – Unadjusted quoted prices in active market for identical assets or liabilities. Level 1 assets and liabilities consist of U.S. government treasury securities and federal agencies that are highly liquid and are actively traded in OTC markets. Level 1 also includes TBAs which are traded in an actively quoted market.

4. Fair Value Measurements (Continued)

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include commercial mortgage-backed securities, corporate asset-backed debt, corporate obligations, federal agency mortgage-backed securities, asset backed securities with recent sales activity, investment grade and asset backed corporate bonds and municipal bonds. Also included are interest rate futures.

Level 3 - Unobservable inputs that are supported by limited or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of the fair value requires significant management judgement or estimation. The fair value for such assets and liabilities is generally determined using pricing models and other observable inputs including applicable forward interest rate curves that incorporate the assumption a market participant would use in pricing the asset or liability. Level 3 assets consist of interests in reverse mortgage loans, non-investment grade corporate obligations and commercial mortgage-backed securities with par values of less than 95, and equity stocks and warrants along with non-marketable municipal bonds.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Balance at December 31, 2020
Securities owned, at fair value				
Commercial mortgage-backed	$ -	$ 9,103,944	$ 461	$ 9,104,405
Common stock	-	-	490,129	490,129
Corporate asset-backed debt	-	4,239,675	-	4,239,675
Corporate obligations	-	152,766	10,000	162,766
Federal agency mortgage-backed	-	106,161,574	-	106,161,574
Municipal bonds	-	14,426,767	-	14,426,767
US Government and federal agencies	1,309,545	600,768,901	-	602,078,446
Total securities owned, at fair value	$ 1,309,545	$ 734,853,627	$ 500,590	$ 736,663,762
Interests in reverse mortgage loans				
Interests in reverse mortgage loans	$ -	$ -	$ 121,157,137	$ 121,157,137
Interests in reverse mortgage loans	$ -	$ -	$ 121,157,137	$ 121,157,137
Securities sold, not yet purchased, at fair value				
Futures contracts	$ -	$ 822,888	$ -	$ 822,888
US Government and federal agencies	381,019,236	101,654,007	-	482,673,243
Total securities sold, not yet purchased, at fair value	$ 381,019,236	$ 102,476,895	$ -	$ 483,496,131

Commercial mortgage-backed securities
Commercial mortgage-backed securities are a type of mortgage-backed security that is secured by mortgages on commercial properties, rather than residential real estate. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2 and Level 3.

4. Fair Value Measurements (Continued)

Corporate asset-backed debt securities
Securities backed by commercial loans and assets which include tranches of varying levels of subordination. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2.

Corporate obligations
Securities issued by corporations which are unsecured and are based on the credit worthiness of the issuer. Significant inputs include recent transaction prices for the same or bonds with comparable underlying characteristics, yields of similar bonds, and liquidity of the issue. These securities are characterized in Level 2 and Level 3.

Federal agency mortgage-backed
Securities backed by pools of residential mortgages, which are typically called Collateralized Mortgage Obligations ("CMO"), include tranches of varying levels of subordination. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. These securities are characterized in Level 2 and Level 3.

Municipal Bonds
The fair value of securities issued by states and municipalities is generally determined based upon recently executed transactions, interest rates and credit worthiness of the issuer. These securities are characterized predominantly in Level 2.

US Government and federal agency bonds
The fair value of securities backed by a pool of residential mortgages, U.S, government treasury securities and TBAs is generally determined based upon recent transaction prices for the same bond or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. TBAs are traded in active quoted market and therefore generally classified as Level 1. All other U.S. government and federal agency bonds are characterized in Level 2.

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market ("OTCBB") are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at an estimate of fair value.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2020. There were no transfers of securities in or out of Level 3 during the current year.

4. Fair Value Measurements (Continued)

	Balance, January 1, 2020	Purchases, Sales, Issuances, and Settlements	Net gains or (losses) (realized and unrealized)(1)	Return of principal	Transfers in(out), net	Balance, December 31, 2020
Commercial mortgage-backed/ corporate asset-backed	$ 85,641	$ (121,381)	$ 36,201	$ -	$ -	$ 461
Common stock	270,311	17,922	201,896	-	-	490,129
Corporate obligations	10,000	-	-	-	-	10,000
Federal agency mortgage-backed	32,324	(33,082)	758	-	-	-
Interests in reverse mortgage loans	-	121,132,254	24,883	-	-	121,157,137
US Government and federal agencies	5	-	(5)	-	-	-
	$ 398,281	$ 120,995,713	$ 263,733	$ -	$ -	$ 121,657,727

(1) Realized and unrealized gains/(losses) are reported in Principal transactions in the Consolidated Statement of Operations

Changes in net unrealized losses on Level 3 assets still held at December 31, 2020 amounted to $200,905.

5. Derivatives

The Company utilizes derivatives to meet the needs of customers and for trading and economic hedging strategies to actively manage its market and liquidity exposures. The Company records derivatives in accordance with Topic 815, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, securities borrowing and securities lending transactions that are subject to an enforceable master netting agreement or similar contractual agreement.

Quantitative Disclosure for Derivative Financial Instruments Used for Trading Purposes
In accordance with FASB ASC 210-20-50, the following table presents, as of December 31, 2020, the gross and net derivatives receivables and payables by contract and settlement type under GAAP. Derivative receivables and payables have been netted on the consolidated statement of financial condition against derivative payables and receivables, respectively, to the same counterparty with respect to derivative contracts for which the Company has obtained a master netting agreement. The fair value of derivative financial instruments is included in securities owned and securities sold, not yet purchased in the consolidated statement of financial condition at December 31, 2020. The table also presents average fair values and duration of such contracts throughout 2020:

	Number of Contracts	Notional	Gross Fair Value	Amount Netted Statement of Financial Condition	Net Amount Reflected on Statement of Financial Condition	Less Than 1 Year	Average Fair Values
Purchase Contracts							
TBA agreements	16	$ 150,945,540	$ 1,056,341	$ (833,522)	$ 222,819	$ 222,819	$ 381,687
When issued securities	47	505,793,845	1,081,673	5,053	1,086,726	1,086,726	233,213
	63	$ 656,739,385	$ 2,138,014	$ (828,469)	$ 1,309,545	$ 1,309,545	$ 614,900
Sale Contracts							
Interest rate futures contracts	3,610	$ 361,000,000	$ (822,888)	$ -	$ (822,888)	$ (822,888)	$ (52,409)
TBA agreements	58	325,846,553	(1,319,186)	833,522	(485,664)	(485,664)	(1,088,157)
When issued securities	1	18,145,063	-	(5,053)	(5,053)	(5,053)	(329,796)
	3,669	$ 704,991,616	$ (2,142,074)	$ 828,469	$ (1,313,605)	$ (1,313,605)	$ (1,470,362)

During 2020, the Company had between 1 to 250 futures and options contracts open at any one time with notional amounts ranging from approximately $2,000,000 to $375,000,000. In addition, the Company had between 18 to 63 when issued securities and TBA purchase agreements with notional amounts ranging from approximately $37,000,000 to $657,000,000 and 58 to 84 when issued securities and TBA sales agreements with notional amounts ranging from $342,000,000 to $558,000,000.

6. Interests in Reverse Mortgage Loans

During the year, BABS purchased $115,336,408 of reverse mortgage loans for the sole purpose of securitization for ultimate underwriting of such loans to institutional clients. All of the reverse mortgage loans were financed through repurchase agreements with a financial institution. The reverse mortgage loans are marked-to-market and hedged with interest rate derivatives and securities on the consolidated statement of financial condition as interests in reverse mortgage loans. As of December 31, 2020, the amount of reverse mortgage loans financed through repurchase agreements aggregated $104,533,069 and are included in securities sold under repurchase agreements on the consolidated statement of financial condition. No reverse mortgage loans were securitized as of December 31, 2020.

7. Investment in Synergy One Lending, Inc.

During the year, the Company made a 17.804% equity investment in Synergy One Lending, Inc. ("S1L"), a private company that provides access to home financing products and services through the use of computer or smartphone. The Company has applied the equity method of accounting in accordance *with ASC 2016-07, Investments-Equity Method and Joint Ventures (Topic 323)* where the Company initially records its investment at historical cost and subsequently records the net revenue earned or net loss incurred from the other company on its income statement in an amount proportional to the percentage of its equity investment in the other company. Dividend payouts from S1L will reduce the carrying amount of the investment.

8. Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2020 consist of the following:

Prepaid expenses	$	1,137,367
Credit note agreement		510,000
Employee loans and advances		996,917
Prepaid taxes		29,743
Receivables and other assets		151,179
	$	2,825,206

9. Furniture and Fixtures, Equipment and Leasehold Improvements

Furniture and fixtures, equipment and leasehold improvements, net of depreciation and amortization, at December 31, 2020 consisted of the following:

	Estimated Useful Lives		Amount
Furniture and fixtures	7 Years	$	398,501
Computer equipment	3-5 Years		2,653,627
Leasehold improvements	Term of Lease		2,391,612
Total, at cost			5,443,740
Less accumulated depreciation and amortization			4,387,257
Total furniture and fixtures, equipment and leasehold improvements, net		$	1,056,483

10. Securities Sold Under Repurchase Agreements

The Company enters repurchase agreements to finance certain inventory. Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") are presented on a net-by-counterparty basis when a legal right of offset exists and are accounted for as collateralized financing transactions and recorded at their contracted amounts plus accrued interest. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be provided, or excess collateral returned, when necessary. The Company values the collateral daily and retrieves or returns excess collateral from/to counterparties, when appropriate.

The following table provides detail on the composition of the outstanding repurchase agreements at December 31, 2020:

	2020					
	Remaining Contractual Maturity of the Agreements					
Repurchase agreements and Repurchase-to-maturity transactions	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	On Demand	Total
U.S. Treasury and federal agency securities	$ -	$ -	$ -	$ -	$ 290,207,934	$ 290,207,934
Reverse mortgage loans	-	-	-	104,533,069	-	104,533,069
Total borrowings	$ -	$ -	$ -	$ 104,533,069	$ 290,207,934	$ 394,741,003

At December 31, 2020, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was approximately $423.8MM.

11. Related Party Transactions

The Company entered into various service and cost sharing agreements with some of its affiliates to perform various administrative, regulatory reporting and compliance services, as well as to provide access to the use of certain facilities and equipment. Additionally, the Company has a management service agreement with one of its equity members who provides the Company with management services. At December 31, 2020, $225,500 was included in due from affiliates and $39,500 was included in due to affiliates on the consolidated statement of financial condition.

The Company also has a payable to one of its affiliates, Brean Strategic Advisors, LLC (“BSA”) for market data analytical services. At December 31, 2020, $199,289 was included in due to affiliates on the consolidated statement of financial condition.

The Company has a receivable from an affiliate, Brean Real Estate Solutions, LLC (“BRES”), in the amount of $175,323 representing various expenses paid on its behalf, as well as amounts relating to the service and cost sharing agreement noted above.

The Company has a receivable from and affiliate, Brean Asset Management, LLC (“BAM”), in the amount of $5,407,542 in relation to the funding of operating and payroll expenses, as well as amounts relating to the service and cost sharing agreement noted above.

12. Net Capital Requirement

The Company is subject to the net capital requirement of Rule 15c3-1 promulgated under the Securities Exchange Act (the "Net Capital Rule"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $49,830,492, which was $47,998,536 in excess of its required minimum net capital of $1,831,956. The Company's percentage of aggregate indebtedness to net capital was 55.15%.

13. Commitments and Contingencies

Lease Commitments

The Company has obligations under operating leases with initial non-cancelable terms, relating to its offices and equipment located in New York, Boston, Chicago, and various other locations which expire through August 2023. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses.

The components of lease expense were as follows:

Lease cost	
Operating lease cost	$ 1,852,940

Supplemental balance sheet information related to leases was as follows:

Operating Leases	
Operating lease right-of-use assets	$ 1,688,639
Operating lease liabilities	$ 1,810,656

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 1,985,243
Weighted Average Remaining Lease Term:	
Operating leases	1.3 years
Weighted Average Discount Rate:	
Operating leases	3.87%

13. Commitments and Contingencies (Continued)

Maturities of lease liabilities were as follows:

Maturities of lease liabilities were as follows:

Year Ending December 31,	Operating Leases
2021	$ 1,800,120
2022	29,780
2023	1,592
2024	-
Thereafter	-
Total undiscounted lease payments	$ 1,831,492
Less: interest	20,836
Total lease liabilities	$ 1,810,656

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party to or otherwise involved with will have a material adverse effect on its financial position, results of operations and cash flows.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Credit Note Agreement

In December 2017, the Company entered into a credit note agreement with Applied Residential, Inc. (“ARI”) and Trio Capital LLC (“Trio”), up to the principal amount of $500,000 plus accrued interest at 8% per annum. The note provides that the parties may enter into definitive agreements to convert the note into an ownership interest in a newly formed limited liability company as part of a joint venture between the Company, Trio and certain of their affiliates. The payment and performance of the note is secured by the eligible assets including proprietary and non-proprietary lease arrangements in connection with mortgage-backed securities for single family homes, condominiums and townhomes and other securitized products that have been acquired and managed by ARI and Trio. The agreement provides ARI to require the originator of the aforementioned eligible assets the option for the Company to purchase such assets at a price equal to the “bid” side of the TBA market. As of December 31, 2020, ARI drew down all $500,000 of its line of credit of which this amount plus accrued interest of $10,000 has been reflected in prepaid expenses and other assets in the consolidated statement of financial condition. The Company renewed the credit note agreement with Applied Residential on December 11, 2020 for an additional twelve months.

14. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs and when-issued securities. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions, including interest rate options and futures, are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2020 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020.

In the normal course of business, the Company’s customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no other margin accounts guaranteed by the Company other than just described at December 31, 2020.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company’s clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

15. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

16. Subsequent Events

The Company evaluated the possibility of subsequent events that may impact the consolidated financial statements through March 1, 2021, the date the consolidated financial statements were available to be issued. The Company has determined that there are no material events that would require adjustments to or disclosure in its consolidated financial statements.